EXHIBIT 21

Subsidiaries

(1) Comstock Real Estate Inc., a Nevada corporation (formerly known as Gold Hill Hotel, Inc.)

(2) Comstock Industrial LLC, a Nevada limited liability company

(3) Downtown Silver Springs LLC, a Nevada limited liability company

(4) Comstock Exploration and Development LLC, a Nevada limited liability company

(5) Comstock Northern Exploration LLC, a Nevada limited liability company

(6) Comstock Processing LLC, a Nevada limited liability company